Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Time Warner Cable Inc. for the registration of debt securities, preferred stock, common stock, depositary shares, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 18, 2011, with respect to the consolidated financial statements of Time Warner Cable Inc., and the effectiveness of internal control over financial reporting of Time Warner Cable Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
April 28, 2011